UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CNOVA N.V.
(Name of Subject Company)

CASINO, GUICHARD-PERRACHON
(Names of Filing Persons)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

20947102
(CUSIP Number of Class of Securities)

Jean-Yves Haagen
Casino, Guichard-Perrachon
235 East 42nd Street
New York, NY 10017
(212) 733-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$196,582,765.50	$22,783.94
*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value was estimated as the product of (i) (a) the sum of 35,569,932 ordinary shares, par value €0.05 per share, of Cnova N.V. (“Cnova”) not directly or indirectly owned by Casino, Guichard-Perrachon (“Casino”) plus (b) 172,389 deferred stock units that would vest as Cnova ordinary shares in the event of the death of the beneficiaries of such units multiplied by (ii) the offer price of $5.50 per share. The calculation of the filing fee is based on information provided by Cnova as of December 27, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016 by multiplying the transaction valuation by 0.0001159.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Casino, Guichard-Perrachon, a French public limited company (société anonyme), (“Casino”), for any and all outstanding ordinary shares, par value €0.05 per share (“Cnova ordinary shares”), of Cnova N.V., a Netherlands public limited liability company (naamloze vennootschap) (“Cnova”), beneficially owned by U.S. holders (as such term is used in Rule 14d-1(d) under the Securities Exchange Act of 1934) at a price of $5.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated December 27, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) hereto, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) hereto, which, as each may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. Item 13 below contains information required by Schedule 13E-3 that is not otherwise required by Schedule TO.

Item 1.   Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.   Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Cnova N.V.
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
Telephone: +31 20 795 06 71

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers

“Introduction”

“The Offers—Terms of the U.S. Offer—Subject Securities of the U.S. Offer”

“Market Price of Cnova Ordinary Shares and Dividend Information”

Item 3.   Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Filing Parties”

“Important Information Regarding Cnova”

“Important Information Regarding Casino”

“Important Information Regarding CBD”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates”

Item 4.   Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Terms of the U.S. Offer”

“Absence of Conditions to the Offers; Withdrawal of the Offers”

“Special Factors—Certain Effects of the Transactions”

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Item 6.   Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Purposes and Reasons for the Offers—Purposes and Reasons of Casino for the Offers”

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

“Transaction Agreements Related to the Offers—The Casino and CBD Letters”

Item 7.   Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Financing for the Offers”

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Transaction Agreements Related to the Offers—The Casino and CBD Letters”

“Absence of Conditions to the Offers; Withdrawal of the Offers”

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

Not Applicable.

Item 8.   Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Important Information Regarding Cnova—Security Ownership of Certain Beneficial Owners”

(b) Securities Transactions.

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

Item 9.   Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

Item 10.   Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.

Not Applicable.

(b) Pro Forma Information.

Not Applicable.

Item 11.   Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Offers”

“Special Factors—Plans for Cnova Following the Offers”

“Special Factors—Certain Effects of the Transactions”

“Transaction Agreements Related to the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender into the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Not applicable.

Item 12.   Exhibits.

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 27, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(1)(G)	Joint Press Release of Casino, Guichard-Perrachon S.A. and Cnova N.V., dated December 27, 2016.

(b)	None.

(d)(1)
Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(1) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(d)(2)
Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016).

(d)(3)
Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(3) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(d)(4)
Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(4) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(h)	None.

Item 13.   Information Required by Schedule 13E-3.

Schedule 13E-3, Item 2. Subject Company Information

(d) Dividends. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Market Price of Cnova Ordinary Shares and Dividend Information”

(e) Prior public offerings. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

“Important Information Regarding Cnova—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Schedule 13E-3, Item 4. Terms of the Transaction

(c) Different terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Offers—Different Terms”

(d) Appraisal rights. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“The Offers—Appraisal Rights”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

(e) Provisions for unaffiliated security holders. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Offers—Provisions for Unaffiliated Cnova Shareholders”

(f) Eligibility for listing or trading.

Not applicable.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements

(c) Negotiations or contacts. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Transaction Agreements Related to the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender into the Offers”

“Important Information Regarding the Filing Parties and Their Controlling Affiliates—Past Transactions in Cnova’s Ordinary Shares”

Schedule 13E-3, Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“Special Factors—Plans for Cnova Following the Transactions”

“Special Factors—Certain Effects of the Transactions”

“Market Price of Cnova Ordinary Shares and Dividend Information”

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Introduction:”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Plans for Cnova Following the Offers”

“Special Factors—Certain Effects of the Transactions”

(b) Alternatives. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

(c) Reasons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Certain Effects of the Transactions”

(d) Effects. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Special Factors—Certain Effects of the Transactions”

“Special Factors—Plans for Cnova Following the Offers”

“The Offers—Context of the Offers; Overview of the Cnova Brazil Reorganization”

“The Offers—Appraisal Rights”

“The Offers—Material U.S. Federal Income Tax Consequences of the U.S. Offers”

“The Offers—Anticipated Accounting Treatment of the Transactions”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

“The Offers—Fees and Expenses”

Schedule 13E-3, Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors—Financial Advisor Materials Related to the Offers”

“Special Factors—Purposes and Reasons for the Offers”

“Appendix B – Fairness Opinion of Eight Advisory France S.A.S.”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)— French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(c) Approval of security holders.

Not Applicable.

(d) Unaffiliated representative. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“The Offers—Provisions for Unaffiliated Cnova Shareholders”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)— French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(e) Approval of directors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers About the Offers”

“Summary Term Sheet”

“Introduction”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee; Fairness of the Offers”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)— French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

(f) Other offers.

Not applicable

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Questions and Answers about the Offers”

“Summary Term Sheet”

“Special Factors—Financial Advisor Materials Related to the Offers”

“Special Factors—Additional Financial Advisor Materials Related to the Transactions”

“Special Factors—Certain Cnova Unaudited Financial Projections”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Where You Can Find More Information”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (c)(1)—Opinion of Eight Advisory France S.A.S., dated August 8, 2016

Exhibit (c)(2)—Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016

Exhibit (c)(3)—Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016

Exhibit (c)(4)—Report of Messier Maris & Associés, dated May 10, 2016

Exhibit (c)(5)—Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015

Exhibit (c)(6)—Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016

Exhibit (c)(7)—Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016

Exhibit (c)(8)—Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23 2016

Exhibit (c)(9)—Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016

Exhibit (c)(10)—Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016

Exhibit (c)(11)—MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016

Exhibit (c)(12)—Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016

Exhibit (c)(13)—Fairness Opinion of Eight Advisory France S.A.S. on the U.S. Offer, dated December 1, 2016

Exhibit (c)(14)—Fairness Opinion of Eight Advisory France S.A.S. on the French Offer, dated December 1, 2016, as supplemented by an addendum dated December 14, 2016

Exhibit (c)(15)—English Translation of J.P. Morgan Valuation Report Summary

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Cnova during its regular business hours by any interested shareholder of Cnova or representative who has been so designated in writing.

Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration

(c) Expenses. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Offers—Fees and Expenses”

Schedule 13E-3, Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Interests of Certain Persons in the Offers; Intent to Tender Into the Offers”

“Transaction Agreements Related to the Offers—The Casino-Cnova Undertakings Letter”

“Transaction Agreements Related to the Offers—The Casino and CBD Letters”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (d)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

Exhibit (d)(3)—Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016

(e) Recommendation of others. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“Special Factors— Purposes and Reasons for the Offers”

“The Transaction Agreements—The Casino-Cnova Undertakings Letter”

The information contained in following exhibits to this Transaction Statement is incorporated herein by reference:

Exhibit (a)(11)—French Offer Document, dated December 22, 2016

Exhibit (a)(13)— French Response Document, dated December 22, 2016

Exhibit (a)(15)—Cnova N.V. Position Statement, dated December 23, 2016

Exhibit (d)(2)—Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016

Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Employees and corporate assets. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Positions of the Filing Parties as to the Fairness of the Offers”

“The Offers—Persons/Assets, Retained, Employed, Compensated or Used”

“The Offers—Fees and Expenses”

Item 15. Additional Information

(b) Other Material Information.

Not Applicable.

Schedule 13E-3, Item 16. Exhibits

(a)(1)	Cnova N.V. Shareholders’ Circular, dated September 15, 2016.*
(a)(2)	Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V. within Via Varejo S.A.*
(a)(3)	Press release of Cnova N.V., dated September 15, 2016, titled “CNOVA N.V. Publishes Notice of Extraordinary General Meeting of Shareholders” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(4)	Notice of Extraordinary General Meeting of Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(5)	Form of Proxy Card for Holders of Cnova N.V. Ordinary Shares (incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(6)	Form of Voting Proxy for Cnova N.V. Special Voting Shares (incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).
(a)(7)	Form of Voting Proxy for Certain Registered Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.6 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016).

(a)(8)	Press release of Cnova N.V., dated October 31, 2016, titled “Cnova N.V. Announces Completion of the Reorganization of its Brazilian Activities within Via Varejo.”*
(a)(9)	Draft French Offer Document, dated December 6, 2016.*
(a)(10)	Draft French Response Document, dated December 6, 2016.*
(a)(11)	French Offer Document, dated December 22, 2016.*
(a)(12)	Press release of Casino, Guichard-Perrachon, dated December 23, 2016, titled “Simplified Tender Offer Targeting the Shares of Cnova Initiated by Casino, Guichard-Perrachon.”*
(a)(13)	French Response Document, dated December 22, 2016.*
(a)(14)	Press Release of Cnova N.V., dated December 23, 2016, titled “Simplified Tender Offer Targeting the Shares of Cnova Initiated by Casino, Guichard-Perrachon” (incorporated herein by reference to Exhibit 99.2 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the SEC on December 23, 2016).
(a)(15)	Cnova N.V. Position Statement, dated December 23 2016 (incorporated herein by reference to Exhibit 99.3 to the Recommendation Statement on Schedule 14D-9 of Cnova N.V., filed with the SEC on December 23, 2016).
(b)	None.
(c)(1)	Opinion of Eight Advisory France S.A.S., dated August 8, 2016.*
(c)(2)	Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016.*
(c)(3)	Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016.*
(c)(4)	Report of Messier Maris & Associés, dated May 10, 2016.*
(c)(5)	Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015.*
(c)(6)	Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016.*
(c)(7)	Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016.*
(c)(8)	Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23 2016.*
(c)(9)	Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016.*
(c)(10)	Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016.*
(c)(11)	MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016.*
(c)(12)	Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016.*
(c)(13)	Fairness Opinion of Eight Advisory France S.A.S. on the U.S. Offer, dated December 1, 2016 (included as Appendix B to Exhibit (a)(1)(A) of this Tender Offer Statement).
(c)(14)	Fairness Opinion of Eight Advisory France S.A.S. on the French Offer, dated December 1, 2016, as supplemented by an addendum dated December 14, 2016.*
(c)(15)	English Translation of J.P. Morgan Valuation Report Summary (included as Appendix C to Exhibit (a)(1)(A) of this Tender Offer Statement).
(d)(1)	Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016.*
(d)(2)	Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016).

(d)(3)	Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016.*
(d)(4)	Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016.*

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2016

CASINO, GUICHARD-PERRACHON

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and Chief Executive Officer

[Signature Page to Tender Offer Statement on Schedule TO-T]

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 27, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Summary Advertisement.

(a)(1)(G)	Joint Press Release of Casino, Guichard-Perrachon S.A. and Cnova N.V., dated December 27, 2016.

(b)	None.

(d)(1)
Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(1) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(d)(2)
Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016).

(d)(3)
Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(3) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(d)(4)
Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016 (incorporated herein by reference to Exhibit (d)(4) to the Transaction Statement on Schedule 13E-3 filed by Cnova N.V., Via Varejo S.A., Companhia Brasileira de Distribuição, and Casino, Guichard-Perrachon on August 23, 2016).

(h)	None.